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                                                                     APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE



                                                                    Rule 3.19A.2
                                   APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

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NAME OF ENTITY         JUPITERS LIMITED
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ABN                    78 010 741 045
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We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

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NAME OF DIRECTOR       Penelope Morris
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DATE OF LAST NOTICE    29 Oct 2002
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PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust


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DIRECT OR INDIRECT INTEREST            Indirect
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NATURE OF INDIRECT INTEREST            PT Business Services Pty Ltd ATF PT
(INCLUDING REGISTERED HOLDER)          Superannuation Fund - (Beneficiary)
Note: Provide details of the
circumstances giving rise to
the relevant interest.
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DATE OF CHANGE                         16 Jun 2003
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NO. OF SECURITIES HELD PRIOR           500 Reset Preference Shares
TO CHANGE
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CLASS                                  Reset Preference Shares
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NUMBER ACQUIRED                        -
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NUMBER DISPOSED                        500
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VALUE/CONSIDERATION                    $53,500
Note: If consideration is
non-cash,provide details and
estimated valuation
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NO. OF SECURITIES HELD                 Nil
AFTER CHANGE
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NATURE OF CHANGE                       On-market trade
Example: on-market trade,
off-market trade, exercise
of options, issue of
securities under dividend
reinvestment plan,
participation in buy-back
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+ See chapter 19 for defined terms.
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PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS


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DETAIL OF CONTRACT                     -
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NATURE OF INTEREST                     -
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NAME OF REGISTERED HOLDER              -
(IF ISSUED SECURITIES)
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DATE OF CHANGE                         -
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NO. AND CLASS OF SECURITIES            -
TO WHICH INTEREST RELATED
PRIOR TO CHANGE
Note: Details are only
required for a contract
in relation to which the
interest has changed
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INTEREST ACQUIRED                      -
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INTEREST  DISPOSED                     -
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VALUE/CONSIDERATION                    -
Note: If consideration is
non-cash, provide details
and an estimated valuation
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INTEREST AFTER CHANGE                  -
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PART 3 - ADDITIONAL INFORMATION: VOLUNTARY NOTIFICATION OF DIRECTOR'S SPOUSE'S
         RELEVANT INTEREST IN SECURITIES
         These holdings do not form part of the Director's relevant interest.

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NAME OF SPOUSE                         Paul Morris
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DIRECT OR INDIRECT INTEREST            Direct
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NUMBER OF SECURITIES HELD              9,600
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CLASS                                  Ordinary Shares
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+ See chapter 19 for defined terms.
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